Exhibit 99.3

Emera Incorporated

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this updated calculation of the earnings coverage ratio is filed as an exhibit to the unaudited condensed consolidated financial statements of Emera Incorporated (“Emera”) for the six months ended June 30, 2024.

The following earnings coverage ratio is calculated on a consolidated basis for the twelve-month period ended June 30, 2024.

Twelve months ended June 30, 2024
Earnings Coverage (1)	1.69

(1) Earnings coverage is equal to consolidated net income attributable to common shareholders plus: income taxes, interest on debt, amortization of debt financing costs, allowance for funds used during construction and preferred share dividends declared during the period together with undeclared preferred share dividends, if any, divided by the sum of interest on debt, amortization of debt financing costs, allowance for funds used during construction, capitalized interest and preferred dividends grossed up to a before-tax equivalent using an effective tax rate of 29.0 per cent.

Emera’s dividend requirements on all of its preferred shares, grossed up to a before-tax equivalent using an effective income tax rate of 29.0 per cent, amounted to $100 million for the twelve months ended June 30, 2024. Emera’s interest requirements for the twelve months ended June 30, 2024 amounted to $978 million. Emera’s consolidated income before interest and income tax for the twelve months ended June 30, 2024 was $1,823 million, which is 1.69 times Emera’s aggregate preferred dividends and interest requirements for this period.